Exhibit 99.1

Steakholder Foods Reports 2024 Financial Results and Provides Business Update

Rehovot, Israel, March 31, 2025 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in 3D-printed meat and fish technology and cultivated cell innovation, is pleased to provide an annual business update for the year ended December 31, 2024 and subsequent events. Demonstrating significant strides in both technological advancements and market presence, Steakholder Foods continues to solidify its position as a leader in the future of alternative meat and fish production.

2024 and Up to Date Business Highlights

2024 was the year that Steakholder Foods initiated revenue generation, following the signing of a commercial sales agreement with Bondor Foods Ltd., a sister company of Premazon. Following the successful completion of a product development phase with Premazon announced earlier in 2024, the Company received an initial purchase order from Bondor Foods for its proprietary SH™ – Fish premix blends. While the initial revenue was minimal in 2024, this achievement was seen as a crucial validation of Steakholder’s commercialization strategy, setting the stage for potentially significant future sales. The agreement with Bondor Foods involves integrating Steakholder’s premix into Bondor’s new line of plant-based white fish and salmon patties, which are ready to reach the market, leveraging Bondor’s existing extensive distribution network.

Building on this commercial momentum, Steakholder announced another purchase order, this time from Wyler Farm for its SH™ - Beef premix blends. This order is for the development of a new line of plant-based meatballs, burgers, and minced beef for release in 2025. The varied purchase orders underscore the Compny’s versatility in meeting diverse needs across the alternative protein sector, from seafood to meat substitutes. Following the product launch, Steakholder Foods intends to work with Wyler Farm to produce an additional product line using its proprietary 3D printing technology and premix blends, including manufacturing printed beef steaks.

In 2024, Steaholder also continued to make progress with its partnerships with the Industrial Technology Research Institute (ITRI), a Taiwan-based world-leading applied technology research institute, and Sherry Herring Sandwiches Ltd, a highly-recognized gourmet fish delicacies brand.  The collaboration with ITRI continues to drive Steakholder’s expansion in Taiwan, focused on developing products tailored to local tastes.

To support Steakholder’s commercialization efforts, it opened its first full-scale Demonstration Center, a state-of-the-art facility that showcases the Company’s groundbreaking 3D printing technologies in action. This center features live demonstrations of the MX200 and HD144 printers, allowing potential clients and partners to experience firsthand the entire production process of Steakholder’s plant-based meat and seafood alternatives. Built to food production facility standards, the center enables visitors to observe every step from material preparation through production and packaging, culminating in tasting sessions that highlight the quality and versatility of the Company’s offerings.

On the fundraising front, in February 2025, the Company entered into a securities purchase agreement with an investor, whereby the investor purchased 1,097,358 ADSs (or pre-funded warrants in lieu thereof) at a final offering price of $1.1391 per ADS, and received warrants to purchase 1,097,358 ADSs with an exercise price of $2.00 per ADS, for a total initial investment of $1.25 million. The Company also entered into an At-the-Money Offering Agreement (“ATMOA”), establishing an $8 million equity line of credit with the Investor. Pursuant to the ATMOA, the Company shall have the right, but not the obligation, to issue to the Investor, and the Investor is obligated to purchase upon notification, up to $0.5 million in ADSs (unless mutually agreed on an amount of up to $3 million) at any one time, and $8 million in total over the duration of the ATMOA, through June 2026. The purchase price in respect of any purchase notice shall equal 6% less than the lowest dollar volume-weighted average price of the ADSs during the five business days prior to the closing of any purchase thereunder. In consideration for the investor’s execution and delivery of the ATMOA, the Company agreed to pay the Investor a commitment fee equal to 2% of the line of credit.

2024 Financial Results Summary:

Steakholder Foods generated initial revenues of $10 thousand in 2024, with a gross loss of $22 thousand.

Research and development expenses decreased to $3.5 million for the year ended December 31, 2024, compared to approximately $7.1 million for the year ended December 31, 2023. The decrease resulted mainly from reduced payroll expenses, share-based compensation, materials related to the company’s research and development operations and from the SIIRD grant that is recognized as a reduction of research and development expenses.

Marketing expenses decreased to $1.4 million for the year ended December 31, 2024, compared to approximately $2.7 million for the year ended December 31, 2023. The decrease resulted mainly from reduced professional services and personnel costs, including share-based compensation for employees, as well as in business development, public relations and investor relations services.

General and administrative expenses decreased to $3.6 million for the year ended December 31, 2024, compared to approximately $4.4 million for the year ended December 31, 2023. The decrease resulted mainly from reduced share-based compensation.

The loss from continuing operations decreased to $8.5 million for the year ended December 31, 2024, compared to approximately $15.5 million for the year ended December 31, 2023, driven mainly by decreases in research and development expenses, as part of company-wide economizing measures.

Net loss per share from continuing operations decreased to $0.02 per ordinary share in 2024, compared to $0.07 per ordinary share in 2023.

Cash flow - Net cash used in operating activities decreased to $8.5 million for the year ended December 31, 2024, compared to approximately $12.7 million for the year ended December 31, 2023.

Net cash provided by financing activities decreased by approximately $4.9 million, or 43%, to $6.4 million for the year ended December 31, 2024, compared to $11.3 million for the year ended December 31, 2023. This decrease was due to the decrease in proceeds from issuance of shares and exercise of warrants.

Cash and equivalents at year-end 2024 was $1.3 million, compared to $4.2 million as of year-end 2023, prior to execution of a securities purchase agreement that increased cash and equivalents by $1.3 million in the first quarter of 2025.

Non-current assets stood at $6.0 million as of year-end 2024, compared to $5.9 million as of year-end 2023.

Total assets stood at $7.8 million as of year-end 2024, compared to $10.8 million as of year-end 2023.

Total capital stood at $4.0 million as of year-end 2024, compared to $5.9 million as of year-end 2023.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:

Steakholder Foods Ltd.

Info@steakholderfoods.com

Investor Contacts:

Steakholder Foods Ltd.

Investors@steakholderfoods.com

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